Exhibit n

BARON SELECT FUNDS (the “TRUST”)

MULTIPLE CLASS PLAN

I.	INTRODUCTION

This Multiple Class Plan (the “Plan”) describes two separate classes of shares that may be offered by each series of the Trust (collectively the “Funds,” individually a “Fund”). The Plan explains the separate arrangements for each class, how expenses are allocated to each class and the conversion features of each class. Each Fund may offer any one or more of the specified classes.

The Plan has been approved by a majority of the Board of Trustees of the Trust (the “Board”), including a majority of the Trustees who are not interested persons of the Trust.

II.	SHARE CLASSES

A Fund may offer either or both of the following share classes:

Retail Shares

Institutional Shares

The classes of shares offered by each Fund are designated in Schedule A hereto, as such Schedule A may be amended from time to time.

III.	DISTRIBUTION, AVAILABILITY AND ELIGIBILITY

Each share class may have a different arrangement for shareholder services and/or the distribution of securities and shall pay all of the expenses of such arrangement.

Eligibility requirements for purchasing shares of each class of each Fund will differ and are specified in Schedule B hereto, as such Schedule B may be amended from time to time. BAMCO, Inc. (“BAMCO” or the “Adviser”) shall determine whether Fund shares shall be offered either directly or through certain financial intermediaries, or on certain financial intermediary platforms.

IV.	SERVICE ARRANGEMENTS

Both share classes will receive a range of services provided on a per account basis. These “account-based” services may include transaction processing, shareholder recordkeeping and portfolio investment reviews, as well as the mailing of updated prospectuses, shareholder reports, tax statements, confirmation statements, quarterly portfolio summaries and other items.

V.	CONVERSION FEATURES

A.	VOLUNTARY CONVERSIONS

An investor may convert Retail Shares into Institutional Shares, provided that following the conversion the investor meets the then applicable eligibility requirements for Institutional Shares. Any such conversion will occur at the respective net asset values of the share classes next calculated after the Adviser’s receipt of the investor’s request in good order.

B.	INVOLUNTARY CONVERSIONS AND CASH OUTS

1. CASH OUTS. If, because of redemptions, an investor in the Retail Shares no longer meets the eligibility requirements for such shares, the Fund may cash out the investor’s remaining account balance. Any such cash out will be preceded by written notice to the investor and will be subject to the Fund’s normal redemption fees, if any.

2. INVOLUNTARY CONVERSION. If, because of redemptions, an investor no longer meets the eligibility requirements for Institutional Shares, the Fund may convert the investor’s Institutional Shares into Retail Shares. Any such conversion will be preceded by written notice to the investor, and will occur at the respective net asset values of the share classes without the imposition of any sales load, fee, or other charge.

VI.	EXPENSE ALLOCATION AMONG CLASSES

A.	BACKGROUND

Each Fund receives investment advisory services from BAMCO pursuant to an Investment Advisory Agreement (the “Investment Advisory Agreement”) that provides for the payment of monthly fees based on an annual percentage rate applied to each Fund’s average daily net assets for the period.

B.	CLASS SPECIFIC EXPENSES

Expenses for the primary benefit of a particular share class will be allocated to that share class. Such expenses would include any expenses for the primary benefit of a particular share class that are payable to a party other than BAMCO and are not borne by BAMCO pursuant to the Investment Advisory Agreement.

C.	FUND-WIDE EXPENSES

1. EXPENSES PURSUANT TO INVESTMENT ADVISORY AGREEMENT. Fees payable by a Fund to BAMCO under the Investment Advisory Agreement will be allocated among the Fund’s share classes on the basis of their relative net assets.

2. OTHER FUND EXPENSES. Any other Fund expenses not described above will be allocated among a Fund’s share classes on the basis of their relative net assets.

VII.	ALLOCATION OF INCOME, GAINS AND LOSSES

Income, gains and losses will be allocated among a Fund’s share classes on the basis of their relative net assets. As a result of differences in allocated expenses, it is expected that the net income of, and dividends payable to, each class of shares will vary. Dividends and distributions paid to each class of shares will be calculated in the same manner, on the same day and at the same time.

VIII.	VOTING AND OTHER RIGHTS

Each share class will have: (i) exclusive voting rights on any matter submitted to shareholders that relates solely to its service or distribution arrangements; (ii) separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of the other class; and (iii) in all other respects the same rights, obligations and privileges as each other, except as described in the Plan.

IX.	AMENDMENTS

All material amendments to the Plan must be approved by a majority of the Board of Trustees of the Trust, including a majority of the Trustees who are not interested persons of the Trust.

X.	LIMITATION OF LIABILITY

The Board and the shareholders of each Fund shall not be liable for any obligations of the Trust or any Fund under this Plan, and any person in asserting any rights or claims under this Plan shall look only to the assets and property of the Trust or such Fund in settlement of such right or claim, and not to such Trustees or shareholders.

Last Approved by Board: February 14, 2012

SCHEDULE A

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BARON SELECT FUNDS—MULTIPLE CLASS PLAN

SERIES	Share Classes Authorized
BARON PARTNERS FUND	Retail Shares Institutional Shares
BARON FOCUSED GROWTH FUND	Retail Shares Institutional Shares
BARON INTERNATIONAL GROWTH FUND	Retail Shares Institutional Shares
BARON REAL ESTATE FUND	Retail Shares Institutional Shares
BARON EMERGING MARKETS FUND	Retail Shares Institutional Shares
BARON ENERGY AND RESOURCES FUND	Retail Shares Institutional Shares
BARON GLOBAL ADVANTAGE FUND	Retail Shares Institutional Shares

Last Approved by Board: February 14, 2012

SCHEDULE B

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BARON SELECT FUNDS—MULTIPLE CLASS PLAN

RETAIL SHARES—ELIGIBILITY REQUIREMENTS

Retail Shares require a minimum initial investment and ongoing account balance of:

•	$2000; or

•	$500 for investments made pursuant to the Baron Automatic Investment Plan.

However, BAMCO reserves the right to waive the minimum initial investment for certain investors.

Institutional SHARES—ELIGIBILITY REQUIREMENTS

Institutional Shares require a minimum initial investment and ongoing account balance of $1,000,000.

However, BAMCO reserves the right to waive the minimum initial investment for certain investors.

Last Approved by Board: February 14, 2012